SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )

24/7 REAL MEDIA, INC.

(Name of Subject Company)

24/7 REAL MEDIA, INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

901314203

(CUSIP Number of Class of Securities)

David J. Moore
Chairman and Chief Executive Officer
24/7 Real Media, Inc.
132 West 31st  Street
New York, NY 10001
(212) 231-7100

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

Copies to:

Ronald R. Papa, Esq.	Arthur Fleischer, Jr., Esq.
Proskauer Rose LLP	Fried, Frank, Harris, Shriver & Jacobson LLP
1585 Broadway	One New York Plaza
New York, NY 10036	New York, NY 10004
(212) 969-3000	(212) 859-8000

☒             Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

24/7 Real Media Agrees to be Acquired by WPP
May 17th, 2007

To Our Valued Clients:

I am pleased to announce that 24/7 Real Media has signed a definitive agreement to be acquired by WPP, a world leader in marketing communications. Subject to certain customary conditions, the transaction is expected to close in the third quarter of 2007.

As you are well aware, 24/7 Real Media is a global leader in digital marketing. Our search marketing services are the best in the world, as recognized several times by JupiterResearch. We offer the number-one-rated search marketing technology, the most expansive global reach, and proven search marketing strategies that encompass paid search, SEO, feed management, and mobile search.

WPP is also a global marketing leader, offering clients a comprehensive range of communications services through its subsidiary companies. As a sister company to firms such as Ogilvy & Mather, Y&R, Grey Worldwide, GroupM and many others, 24/7 will gain expansive knowledge and expertise, allowing for more integrated digital marketing strategies and technologies.

The management and employees of 24/7 are thrilled to be joining forces with WPP. The acquisition will create a powerful combination of technology and services that will provide significant added-value for search marketers. The resources of WPP will accelerate our ability to bring innovations to market while we maintain the high standards of customer service to which you are accustomed.

Your relationship with 24/7 Real Media will generally remain the same. You will receive the same world-class service, supported by an experienced team of account and campaign managers.

As we work to finalize the deal with WPP, we will keep you informed. We look forward to our continued collaboration and success. If you have any further questions, please contact me or your account representative.

Best regards,

Dave Moore
Chairman and CEO

Important Information

THIS DOCUMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF 24/7 REAL MEDIA’S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT WPP INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. 24/7 REAL MEDIA WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. ONCE FILED, 24/7 REAL MEDIA STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, 24/7 REAL MEDIA STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE, THE SOLICITATION/RECOMMENDATION STATEMENT AND RELATED MATERIALS WITH RESPECT TO THE OFFER FREE OF CHARGE AT THE SEC’S WEBSITE AT WWW.SEC.GOV, FROM THE INFORMATION AGENT NAMED IN THE TENDER OFFER MATERIALS, OR FROM WPP.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about 24/7 Real Media and WPP. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to 24/7 Real Media and WPP, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of 24/7 Real Media and WPP, including: the successful consummation of the proposed transaction, the impact of general economic conditions in regions in which either such company currently does business, industry conditions, including competition, fluctuations in exchange rates and currency values, capital expenditure requirements, legislative or regulatory requirements, changes in the tax laws, interest rates and access to capital markets. The actual results or performance by 24/7 Real Media and WPP could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of 24/7 Real Media and WPP. Neither 24/7 Real Media and WPP assumes an obligation to update or revise any such statements, whether as a result of new information or otherwise.